NAM TAI ELECTRONICS, INC.

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands


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                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  June 9, 2006
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          The Annual Meeting of Shareholders (the "Meeting") of Nam Tai
Electronics, Inc. (the "Company") will be held at 11:30 a.m. (Eastern Daylight Time (EDT)) on Friday, June 9, 2006 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY for the following purposes:

1. To elect six (6) members of the Board of Directors to serve for the ensuing year;

2. To approve the appointment of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006;

3. To approve the adoption of a new stock option plan of the Company (the "2006 Plan") covering options to purchase up to 2,000,000 common shares of the Company. A copy of the 2006 Plan is attached as Exhibit A to the proxy statement accompanying this notice; and

4. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

          Only holders of common shares of record at the close of business on April 21, 2006 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

                                             By order of the Board of Directors,


                                             /s/


                                             Ming Kown Koo
                                             Chairman of the Board of Directors
Dated May 15, 2006

                            NAM TAI ELECTRONICS, INC.

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands

                                 PROXY STATEMENT

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                  Meeting at 11:30 a.m. on Friday, June 9, 2006
--------------------------------------------------------------------------------

          Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") to be held on Friday, June 9, 2006 at 11:30 a.m. (EDT) at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the six (6) nominees for directors named herein, (b) for the appointment of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006, and (c) for approval of a new stock option plan of the Company (the "2006 Plan") set forth in Exhibit A attached to this proxy statement accompanying the Notice of Annual Meeting of Shareholders dated May 15, 2006. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgement. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Chairman of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date or (c) by voting in person at the Meeting.

          The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

          This proxy statement together with the Company's annual report on Form 20-F, including financial statements for its fiscal year ended December 31, 2005are being mailed on or about May 15, 2006 to all holders of common shares of record at the close of business on April 21, 2006.

          The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. by mail at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2, by e-mail at shareholder@namtai.com, or by phoning 1-800-661-8831.

          The Company's annual report on Form 20-F for the year ended December 31, 2005, as filed with the United States Securities and Exchange Commission (the "SEC"), is available without charge upon written request from the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver,

BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC's website at http://www.sec.gov
------------------

          Holders of common shares of record at the close of business on April 21, 2006 will be entitled to vote at the Meeting. There were 43,631,086 common shares outstanding at that date. No business shall be transacted at any Meeting unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the outstanding common shares. The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; FOR the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006; and FOR the approval of the Company's 2006 Plan as set forth in Exhibit A attached to this proxy statement accompanying the Notice of Annual Meeting of Shareholders dated May 15, 2006.


                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

          The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorised by the Company's Articles of Association is not less than one or more than eight.

          Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgement.


Director Nominees

          Information concerning the director nominees based on data provided by them is set forth below:

     M. K. KOO, 61. Mr. Koo has served as Chairman of the Board of the Company and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company's Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. Mr. Koo received his Bachelor's of Laws degree from National Taiwan University in 1970.

     CHARLES CHU, 49. Mr. Chu served as a director of the Company from November 1987 to September 1989. He was reappointed as director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on the Company's Compensation Committee, acting as Chairman. He also serves on our Audit Committee and Nominating/Corporate Governance Committee. Mr. Chu received his Bachelor's of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

     PETER R. KELLOGG, 63. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000. Mr. Kellogg served on our Audit Committee until July 8, 2003. He currently serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

     STEPHEN SEUNG, 59. Mr. Seung was appointed a director of the Company in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States. He served on our Audit Committee until October 2003. Mr. Seung also assumed the role of Corporate Secretary of the Company from October 15, 2003 to March 15, 2006.

     WING YAN (WILLIAM) LO, 45. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. From July 2002 to March 2006, Dr. Lo was the executive director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank's Global Consumer Banking business for Hong Kong. Dr. Lo was the founding managing director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from the University of Cambridge, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of a newly established independent school, the ISF Academy. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee, acting as the Chairman, and also serves on our Audit Committee and Compensation Committee.

     MARK WASLEN, 45. Mr. Waslen was appointed a director of the Company at our annual meeting of shareholders on July 8, 2003 and currently serves on the Audit Committee, acting as Chairman. He also serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Waslen was employed with the Company during the periods from 1990 to 1995 and from June 1998 to October 1999 in various capacities, including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms, including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a C.F.A., C.A. and a C.P.A. and received a Bachelor's of Commerce (Accounting Major) degree from University of Saskatchewan in 1982.

     The Board of Directors recommends that the shareholders vote "FOR" the abovementioned nominees

Current Members of the Board of Directors

          The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:-

--------------------------------------------------------------------------------
          Director          Audit Committee   Compensation  Nominating/Corporate
                                               Committee         Governance
                                                                 Committee
--------------------------------------------------------------------------------
M.K. Koo(1)
--------------------------------------------------------------------------------
Charles Chu                        #               # *               #
--------------------------------------------------------------------------------
Peter R. Kellogg                                   #                 #
--------------------------------------------------------------------------------
Stephen Seung ((2))
--------------------------------------------------------------------------------
Wing Yan (William) Lo ((3))        #               #                 # *
--------------------------------------------------------------------------------
Mark Waslen                        # *             #                 #
--------------------------------------------------------------------------------

(*)  Chairman of the relevant committee
(#)  Member of the relevant committee (1) Chairman of the Board of Directors
(2) Mr. Stephen Seung was also the Corporate Secretary of the Company from October 15, 2003 to March 15, 2006
(3) Dr. Lo currently serves on the audit committees of more than three public companies. The Board of Directors has determined that such simultaneous service would not impair the ability of Dr. Lo to effectively serve on the Company's Audit Committee.


Role of the various committees of the Board of Directors

          The Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee.

Audit Committee

          The Company has established an Audit Committee and our Board of Directors has adopted an Audit Committee Charter. The primary duties of the Audit Committee consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent public accountants, the scope of the annual audits and the fees to be paid to the independent public accountants and the performance of the independent public accountants and accounting practices. The Audit Committee is currently composed of three members. All of the members of the Audit Committee are independent within the meaning of the SEC regulations, the listing and corporate governance standards of the New York Stock Exchange ("NYSE") and the Company's Corporate Governance Guidelines. Mr. Mark Waslen, Chairman of the Audit Committee, is a financial expert within the meaning of SEC regulations. The Audit Committee held four meetings during fiscal year 2005 with full attendance.

Compensation Committee

          The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of the Company's executive officers. The Compensation Committee was established on July 30, 2004 and our Board of Directors has adopted a Compensation Committee Charter. The Compensation Committee is currently composed of four members. All of the members of the Compensation Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee held two meetings during fiscal year 2005 with full attendance.

Nominating/Corporate Governance Committee

          The Nominating/Corporate Governance Committee was established on July 30, 2004 and our Board of Directors has adopted a Nominating/Corporate Governance Committee Charter. The Committee is responsible for developing and implementing polices and practices relating to corporate governance, including reviewing and monitoring the implementation of the Company's Corporate Governance Guidelines. In addition, the Nominating/Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. The Nominating/Corporate Governance Committee is currently composed of four members. All of the members of the Nominating/Corporate Governance Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines. The Nominating/Corporate Governance Committee held two meetings during fiscal year 2005 with full attendance.

Corporate Governance Guidelines

          The Corporate Governance Guidelines of the Company were adopted by the Board of Directors on September 16, 2004, and revised on February 10, 2006, and are in compliance with the new listing and corporate governance standards of the NYSE adopted during 2003.

Code of Business Conduct and Ethics

          The Company adopted a Code of Business Conduct and Ethics on July 30, 2004, that applies to all directors, officers and employees.

          Copies of the Audit Committee Charter, the Compensation Committee Charter, the Nominating/Corporate Committee Charter, the Corporate Governance Guidelines and Code of Business Conduct and Ethics of the Company are available in the website of the Company at http://www.natmai.com/corpgov/corpgov.htm.. The same may also be obtained upon request from:-

Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 - 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831
E-mail: shareholder@namtai.com

Communicating with Non-Management Directors

Shareholders and others interested parties may contact the non-management directors of the Company by sending an e-mail to independent@namtai.com.hk. Alternatively, interested parties can send letter to:-

Attn :   Non-executive and Independent Non-executive directors
         Nam Tai Electronics, Inc.
         BVI Headquarter
         3rd Floor, 116 Main Street
         Road Town, Tortola
         British Virgin Islands

Independence of Directors

          The Board of Directors determines the independence of individual directors pursuant to the guidelines as set forth in the Company's Corporate Governance Guidelines. Going forward, the Board of Directors will also take into consideration the responses provided by directors in directors' questionnaires to be completed by each director with respect to their relationship with the Company. The Company currently has four independent directors, namely, Mr. Peter Kellogg, Mr. Charles Chu, Dr. William Lo and Mr. Mark Waslen.

Compensation of Directors and Officers

          The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2005 to all directors and officers as a group for services in all capacities was approximately $4.6 million.

          Directors who are not employees of the Company nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

Control of the Company

          The following table sets forth, as of April 30, 2006, relating to the beneficial ownership of the Company's common shares held by (i) each person known by the Company to be beneficial owner of more than five percent (5%) of the common shares of the Company and (ii) each director and each of the current senior management of the Company who beneficially own common shares.

                                              Shares beneficially(1)
                                                      owned
Name                                                Number((9))          Percent
M. K. Koo                                             5,690,786 (2)        13.0
Peter R. Kellogg                                      5,694,680 (3)        13.0
I.A.T. Reinsurance Syndicate Ltd.                     5,108,300 (3)        11.7
Ivan Chui                                             1,045,870            2.4
Patinda Lei                                              26,400             *
Patrick Lee                                                   -             -
Lai Yick Fung                                                 -             -
Karene Wong                                              37,100             *
Kazuhiro Asana                                                -             -
Guy Bindels                                               1,000             *
Seitaro Furukawa                                         20,000             *
Colin Yeoh                                               10,000             *
Charles Chu                                              17,500 ((4))       *
Stephen Seung                                            87,800 ((5))       *
Wing Yan (William) Lo                                    46,500 ((6))       *
Mark Waslen                                              40,000 ((7))       *
*        Less than 1%.

(1) Pursuant to the rules of the SEC, common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 43,631,086 common shares outstanding as of April 30, 2006.
(2) Mr. Koo beneficially owned 5,690,786 common shares including 1,000,000 common shares owned by Mr. Koo as sole shareholder and 4,690,786 common shares owned jointly with Ms. Cho Siu Sin, Mr. Koo's wife.
(3) Mr. Kellogg holds directly 571,380 common shares and options to purchase 15,000 common shares exercisable within 60 days of April 30, 2006. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,108,300 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
(4) Includes 2,500 common shares and options to purchase 15,000 common shares exercisable within 60 days of April 30, 2006.
(5) Includes 57,800 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2006, and 20,300 common shares that are registered under Violet Seung, Mr. Seung's wife, of which Mr. Seung disclaims beneficial ownership.
(6) Consists of options to purchase common shares exercisable within 60 days of April 30, 2006.
(7) Includes 10,000 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2006.
(8) All the share numbers have been adjusted to give effect to a three-for-one stock split which took effect on June 30, 2003 and a ten-for-one stock dividend which took effect on November 7, 2003.
(9) These share numbers include options owned by these individuals and assume that these options will be exercised.

Employee Stock Option and Incentive Plan

     In July 2004, our Board of Directors has decided to resume granting stock options under our 2001 stock option plan, which provides for the grant of stock options to directors, employees (including officers), and consultants. Pursuant to the amended 2001 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant;
(ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments pursuant to Section 16 of the amended 2001 stock option plan; and (iv) every non-employee director shall, on an annual basis upon their election to the Board of Director at the annual shareholders' meeting, be automatically granted 15,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. On April 30, 2006, options to purchase 875,500 shares were outstanding under our amended 2001 stock option plan and 154,869 shares were available for future grant under them. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed as Exhibit 4.18 with our Annual Report on Form 20-F for 2004.

     Of the outstanding 875,500 options at April 30, 2006, 16,500 are exercisable at a price of $16.8182 until July 8, 2006; 169,000 are exercisable at a price of $19.40 until July 30, 2006; 600,000 are exercisable at a price of $20.84 until February 4, 2007 and 90,000 are exercisable at a price of $21.62. A total of 136,500 options are held by directors of the Company. The remaining options are held by key employees and consultants.

     On February 10, 2006, a new stock option plan, or the 2006 Plan, was approved by the Board with a maximum number of 2,000,000 common shares which can be issued pursuant to the exercise of options. Options can only be granted under this 2006 Plan upon the shareholders' approval at the Meeting . (See proposal 3.)


                                   PROPOSAL 2

                   SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS


          The Audit Committee of the Board of Directors has appointed Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006. The Board of Directors further directed that the Company submit the selection of independent public accountants for ratification by shareholders at the Meeting.


The Board of Directors recommends that the shareholders vote "FOR" this proposal

                                   PROPOSAL 3

                            ADOPTION OF THE COMPANY'S
                              NEW STOCK OPTION PLAN

Pursuant to the 2001 Stock Option Plan of the Company adopted on May 4, 2001, 154,869 stock options are remaining available for grant as at the date of this proxy statement. The Board of Directors therefore propose to adopt a new stock option plan with details as follows:

--------------------------------------------------------------------------------
Name of new stock option plan     2006 Stock Option Plan ("2006 Plan")
--------------------------------------------------------------------------------
Common shares reserved for the    2,000,000
2006 Plan     --------
--------------------------------------------------------------------------------
Principal purposes of the 2006    1.  To continue to grant 15,000 stock options
Plan                                  to each of its non-employee directors
                                      on an annual basis; and
                                  2.  To grant stock options for the recruitment
                                      of its senior management staff as and when
                                      necessary.
--------------------------------------------------------------------------------

THE AFFIRMATIVE VOTES OF A MAJORITY OF ALL SHARES OF THE COMPANY PRESENT AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE 2006 PLAN.

A copy of the 2006 Plan, as approved by the Board of Directors, is annexed to this proxy statement as Exhibit A.

The Board of Directors recommends that the shareholders vote "FOR" this proposal

                                 OTHER BUSINESS

     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.

                                             By order of the Board of Directors,

                                             /s/

                                             Ming Kown Koo
                                             Chairman of the Board of Directors

Dated May 15, 2006

                                                                       Exhibit A

                             2006 STOCK OPTION PLAN
                                       OF
                            NAM TAI ELECTRONICS, INC.

                         (Adopted on February 10, 2006)


1.   Purpose
     -------
     The purpose of the Nam Tai Electronics, Inc. 2006 stock option plan (the "Plan") is to promote the growth and general prosperity of Nam Tai Electronics, Inc., (the "Company") and its subsidiaries. The granting of options will help the Company attract and retain the best available persons for positions of substantial responsibility and will provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2.   Effective Date of the Plan
     --------------------------
     The Plan shall become effective on February 10, 2006, the date adopted by the Board of Directors; provided, however, that no options may be granted under this Plan unless and until the Plan has been approved by holders of the outstanding common shares of the Company.

3.   Stock Subject to Plan
     ---------------------
     The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is two million (2,000,000) shares subject to the adjustments provided in Section 16 below. Two million of the authorized but unissued common shares of the Company as of February 10, 2006 will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in Section 16 below; provided, however, that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan; and provided, further, however, that, subject to the provisions of Section 12 hereof, at no time shall there be any options granted under this Plan at any time when the total number of common shares covered by outstanding options granted under this Plan and all other compensatory stock options plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4.   Administration
     --------------
     The Board of Directors or a committee referred to in Section 5 (hereinafter referred to as the "Committee") shall administer the Plan. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the Committee, if established, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or

                                                                       Exhibit A

     consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the Committee, if established, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, and such other factors as the Board of Directors or the Committee, if established, in its discretion shall deem relevant. The Board of Directors or the Committee, if established, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and relations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. The deter-minations of Board of Directors or the Committee, if established, on the matters referred to in this Section 4 shall be conclusive.

5.   Committee
     ---------
     The Committee, if established, shall consist of not less than three members of the Board of Directors of the Company. The Committee, if established, shall be established from time to time by the Board of Directors, which may from time to time appoint members of the Board in substitution for members of the Committee previously appointed and may fill vacancies, however caused, in the Committee. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by at least a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee shall also have express authorization to hold committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

6.   Eligibility
     -----------
     (a)  Except for an annual grant of options to directors as provided in
          Section 6(b) below, an option may be granted under the Plan only to officers or other key employees, consultants or advisors of the Company or of its present and future subsidiary corporations.

     (b) At each annual meeting of shareholders, each non-employee director elected at the meeting shall thereupon be granted options to purchase 15,000 shares ("Directors' Options") subject always to the provisions under Section 3 of this Plan. Such Directors' Options shall be granted only to the extent they have not been granted under other compensatory stock option plans of the Company. The option price of Directors' Options shall be equal to 100% of the fair market value of the shares on the date of grant and the Directors' Options shall have a term of three years, subject to earlier termination as provided for optionees generally under Section 13 "Exercise of Options."

     (c) The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any subsidiary of the Company and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

7.   Option Price
     ------------
     Except with respect to Directors' Options, the Board of Directors or the Committee, if established, in its discretion, will determine the option price at the time the option is

                                                                       Exhibit A

     granted. While the Board of Directors or the Committee, if established, shall have complete and sole discretion in determining the option price and it shall be the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if established, at the time of specific grants. Unless such action is approved by shareholders or results from adjustments pursuant to Section 16 of the Plan, the option price applicable to any outstanding option shall not be reduced.

8.   Date of Option Grant
     --------------------
     An option shall be considered granted on the date the Board of Directors or the Committee, if established, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if established, shall specify.

9.   Term of Plan
     ------------
     The Board of Directors, without further approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

10.  Term of Options
     ---------------
     The term of each option granted under the Plan will be for such period (hereinafter referred to as the "Option Period") not exceeding ten (10) years from the date of grant as the Board of Directors or the Committee, if established, shall determine. Each option shall be subject to earlier termination as described under Section 13 "Exercise of Options."

11.  Rules Applicable to Certain Dispositions
     ----------------------------------------
     (a) Notwithstanding the foregoing pro-visions of Section 10, in the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, each option (whether or not then exercisable by its terms) shall become immediately exercisable with respect to the full number of shares subject to that option during the period commencing as of the date of execution of such agreement and ending as of the earlier of:

          (i)  the expiration date of the option; or

          (ii) the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

     The exercise of any option that was made exercisable solely by reason of this Subsection 11(a) shall be conditional upon the consummation of the disposition of assets or stock under the above referenced agreement. Upon the consummation of any such disposition of assets or stock, the Plan and any unexercised options issued hereunder (or any unexercised portion thereof) shall terminate and cease to be effective.

     b) Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

          (i) any unexercised installments of any option that had become exercisable solely by reason of the provisions of Subsection 11(a) shall again become unexercisable as of said termination of such agreement, and

          (ii) the exercise of any option that had become exercisable solely by reason of this Subsection 11(a) shall be deemed ineffective and such option installments shall again become unexercisable as of said termination of such agreement

     (c) Notwithstanding the provisions set forth in Subsection 11(a), the Board of

                                                                       Exhibit A

          Directors or the Committee, if established, may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "Surviving Corporation"), arrange for the optionee to receive upon surrender of optionee's options new options covering shares of the Surviving Corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new options immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the Surviving Corporation shall be no more than the excess of the aggregate fair market value of all shares subject to the old option immediately before consummation of such disposition of stock or assets over the aggregate option price of such shares of the Company, and the new options shall not give the optionee additional benefits which such optionee did not have under the old option or deprive the optionee of benefits which the optionee had under the old option. If such substitution of options is effectuated, the optionee's rights under the old option shall thereupon terminate.

12.  Mergers and Acquisitions
     ------------------------
     If the Company at any time should succeed to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. The Board of Directors or the Committee, if established, shall have sole and absolute discretion to determine the extent to which such substitute options shall be granted (if at all), the person or persons within the eligible group to receive such substitute options (who need not be all option holders of such corporation), the number of options to be received by each such person, the option price of such options, and the terms and conditions of such substitute options. The provisions of the second sentence of the second proviso of Section 3 shall not be applicable to such substituted options.

13.  Exercise of Options
     -------------------
     Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employment of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

14.  Nontransferability
     ------------------
     Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

15.  Agreements
     ----------
     Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board of Directors or the Committee, if established, shall from time to

                                                                       Exhibit A

     time adopt.

16.  Adjustment of Number of Shares
     ------------------------------
     (a)  Authority of the Company and Stockholders

          The existence of the Plan, an option certificate and any option granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, re-organization or other change in the Company's capital structure or business, any merger or consolidation of the Company, any issue of stock or options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common shares or the rights thereof or which are convertible into or exchangeable for common shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

     (b)  Change in Capitalization

          Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under Section 3, the number of options to be granted to non-employee directors pursuant to Section 6(b), may be equitably adjusted in the sole discretion of the Board of Directors or the Committee, if established, in the event of a stock split, stock dividend, recapitalization, reorg-anization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors' Option) may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Board of Directors or the Committee, if established, in order to preserve the benefits or potential benefits intended to be made available to participants granted options. Such adjustments shall be made by the Board of Directors or the Committee, if established, in its sole discretion, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if established, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject.

17.  Amendments
     ----------
     Except as otherwise provided herein, the Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board of Directors may deem advisable. Notwithstanding the foregoing, the Board of Directors shall not, without shareholders' approval, amend the Plan to (i) increase the maximum aggregate number of shares which may be issued pursuant to the Exercise of Options under the Plan, (ii) change the manner of determining the option price or, except for adjustments resulting from the

                                                                       Exhibit A

     operation of Section 16 of the Plan, permit the reduction of the option price of an outstanding option, (iii) change the classes of persons eligible to receive options under the Plan or (iv) grant any options under the Plan to directors otherwise than as expressly set forth herein. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.


IN WITNESS WHEREOF, the Board of Directors of the Company has approved this Plan on February 10, 2006.

                                                       NAM TAI ELECTRONICS, INC.

                                                       /s/


                                                       Ming Kown Koo
                                                       Chairman of the Board